January 14, 2005

Via Facsimile and U.S. Mail

David A. Kraemer
President and Chief Executive Officer
Bestway, Inc.
7800 Stemmons Freeway, Suite 320
Dallas, Texas 75247

Re:	Bestway, Inc.
Revised Schedule 14A filed December 30, 2004
File No. 0-08568

Revised Schedule 13E-3 filed December 30, 2004
File No. 5-19828

Annual Report on Form 10-K
For the year ended July 31, 2004
Filed October 25, 2004

Dear Mr. Kraemer:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable, or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. As the proxy statement is not in definitive form, the revised proxy should not be filed as a definitive revised proxy. Be certain to use the appropriate EDGAR header tags when filing your next amended Schedule 14A and Schedule 13E-3.

2. We note your responses to comments 3 and 4. Revise the document to indicate when the company first learned that O`Donnell and Masur would support a going private transaction. We note the disclosure on pages x-xi that the company could obtain approval through majority written consent.

3. We note your response to comment 4 with respect to Mr. O`Donnell`s beneficial ownership of the shares. It appears that Mr. O`Donnell has beneficial ownership over the shares held by O`Donnell and Masur according to Rule 13d-3. As such, please revise the beneficial ownership table, and the remainder of the document where applicable, to attribute the shares held by O`Donnell and Masur to Mr. O`Donnell, or provide us your detailed analysis regarding why he does not beneficially own the shares. Although one may disclaim beneficial ownership, this does not affect disclosure of beneficial ownership in the table. Revise Note 2 to the table accordingly. Furthermore, it appears that Mr. O`Donnell shares beneficial ownership over the shares. Provide us more detailed information regarding his voting and/or investment power over the shares and whether anyone else, such as the individual(s) holding the other 50% interest in the general partnership are beneficial owners of the shares and should be included in the beneficial ownership table.

4. We note your response to comment 4 with respect to other board members who have partnership interests in O`Donnell and Masur. It appears that these relationships should be disclosed as required by
Item 5 of Schedule 13E-3.   Please revise or advise.

Special Factors
Effects on Stockholders With 100 or More Shares of Common Stock, page vii
5. Please specify the financial information about the company that the DGCL requires you to distribute to shareholders.

Federal Income Tax Consequences, page viii
6. Please quantify the net operating loss carryforwards that may be utilized by the company. With a view toward disclosure, tell us whether the availability of the carryforwards impacted the decision to engage in this form of transaction or to engage in this transaction at this time. See Item 1013(b) and (c) of Regulation
M-
A.

Fairness of the Transaction, page ix
7. We reissue comment 24. Our comment sought clarification regarding what consideration the board and special committee gave to the fact that the financial advisor`s opinion is addressed to the company as well as unaffiliated security holders. It appears that the inclusion of the company in this determination could affect the outcome.

8. We reissue comment 27. It is unclear whether the board and special committee found that the transaction was procedurally and substantively fair to each group of unaffiliated security holders independently, or whether they have made this determination with respect to all of the unaffiliated security holders as a whole. Please revise to clarify.

9. Refer to the first and second-to-last sentences in the carryover paragraph on pages x-xi. Please clarify how seeking a shareholder vote supports the procedural fairness determination where the proposal is not structured to require approval of a majority of the unaffiliated security holders.

Advantages of the Reverse/Forward Stock Split, page xii
10. We note your response to our prior comment number 27 that the liquidation value was not considered helpful in part because the company will continue as a private company. The fact that the company does not intend to liquidate does not necessarily mean that an analysis using the liquidation value is not appropriate. In this regard, please refer to Question and Answer No. 20 of Exchange Act Release No. 17719 (April 13, 1981). Please expand your explanation as to why liquidation value is not an appropriate basis for comparison in order to determine if that consideration offered is fair. In addition, it is unclear whether you have addressed the remaining factors in Instruction 2 to Item 1014. For example, we are unable to locate your discussion of going concern value and net book value. Please revise or advise. Finally, the disclosure of the factors considered by the board and special committee is confusing in that the factors considered in determining fairness are spread out through this section and the above section. For example, it is unclear why you have included disclosure of the net book value, current and historical market prices, liquidation value, lack of firm offers, etc. in the section addressing the advantages of the splits.
Also, it is often unclear which factors were considered by the board in reaching its fairness determinations and which factors were considered by the special committee. Revise the document to clarify the factors considered by the board and special committee in reaching their respective fairness determinations, and clarify what consideration each gave to each factor. For example, we are unable to locate the discussion of what consideration the board or special committee gave to book value. See page xii, where you indicate that net book value is "discussed in greater detail below." Finally, we note that the factors considered in making the procedural fairness determinations are similarly difficult to locate because they appear before, during and after the discussion of the advantages and disadvantages of the transactions.

Discounted Cash Flow Analysis, page xix
11. Please disclose the projections provided by management that were used in this analysis.


Background of the Reverse/Forward Stock Split, page 9
12. We reissue comment 16. Revise to identify the individual who first raised the possibility of going private.

13. We note your response to comment 17. Clarify why Stephens, Inc.
was not contacted in September 2004.

14. We reissue comment 19. Revise to clarify how the special committed selected the price to be paid in the transaction.

15. Identify the members of the special committee on page 11. Disclose any conflicts of interest of the special committee. For example, disclose any ownership percentage in O`Donnell and Masur held by any member of the special committee. Clarify how the special committee members were chosen.

Accounting Comments
Comment 48
16. We note your response to prior comment 48. Supplementally advise us of where purchases of rental merchandise, considered to be leased assets or not, as an investing activity is prescribed in GAAP. It is not clear to us how your ownership argument supports your explanation, nor how it adequately addresses our concern. Paragraph
17c of FAS 95 suggests that classification as an investing activity is appropriate for property, plant and equipment, and other productive assets; however, rental merchandise is neither. Further, paragraph 21 of FAS 95 indicates that cash flows from operating activities are "generally the cash effects of transactions...that enter into the determination of net income." Since you derive substantially all your net income from such rental agreements and fees, it would appear that classification of cash payments as operating cash is the only appropriate treatment. Also refer to paragraph 95 of FAS 95. Please advise or amend your Form 10-K to correct the accounting.

Comment 49
17. We note your response to prior comment 49.  It appears that
$455
thousand is still unaccounted for at April 30, 2004, as follows.
Please advise.

					At April 30, 2004
Impairment	1,041,849	From Note 4 of 10-Q
Cost of merchandise sold	534,258	From Income Statement
    Subtotal	1,576,107
NBV retired	2,299,273	From Statement of Cash Flows
    Difference	723,166
Recoveries	   268,476	Per your 12/31/04 response
    Unexplained difference	    454,690


Comment 50
18. We note your response to prior comment 50. It does not appear that you are properly applying FAS 144 since it appears that, historically, you have not been able to recover the net carrying value of your assets. In order for us to reasonably determine your ability to recover your assets, supplementally provide how much of the $1,385,931 written off in 2004 impacts the recoverability of assets on your July 31, 2003 balance sheet, and how much of the $1,410,312 written off in 2003 impacts the recoverability of assets on your July, 31, 2002 balance sheet.

Closing comments
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      You may contact Jenn Li at (202) 942-1956 or Al Pavot at
(202)
942-1764 if you have questions regarding the financial statements. Please contact Chris Edwards at (202) 942-2842 with any other questions.

Sincerely,



Pamela Long
Assistant Director

Cc:	J. Kenneth Menges, Jr., Esq.
      Aaron A. Scow, Esq.
      Akin Gump Strauss Hauer & Feld LLP
      1700 Pacific Avenue, Suite 4100
      Dallas, Texas 75201-4675

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David A. Kraemer
Bestway, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE